

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 20, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on March 16, 2020

To whom it may concern:

Please note: This certification amends the certification previously filed under accession number 0000876661-20-000211.

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Social Capital Hedosophia Holdings Corp. III., under the Exchange Act of 1934.

- Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant
- Class A ordinary shares, par value $0.0001 per share
- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Sincerely,

